Exhibit 2.2

FIRST CONTINGENT PAYMENT AGREEMENT

This First Contingent Payment Agreement (this “Agreement”) is made and entered into as of this 31st day of December, 2005 by and between LKQ Corporation, a Delaware corporation (“LKQ”), and Elias Hawa, Sabah Hawa and Fouad Pouyafar (the “Shareholders”).

Recitals

Pursuant to a Stock Purchase Agreement of even date herewith (the “SPA”), LKQ is acquiring all of the outstanding capital stock of Fit-Rite Body Parts, Inc. (the “Company”) from the Shareholders.  The execution of this Agreement is a condition to consummation of the transactions contemplated by the SPA (the “Closing”).

NOW, THEREFORE, in consideration of the SPA, the mutual promises and covenants contained herein, and as an integral part of the SPA, without which the parties would not have entered into the SPA, and for other good and valuable consideration, the receipt and sufficiency of which as consideration are hereby acknowledged, the Shareholders and LKQ covenant and agree as follows:

1.  Definitions

For purposes of this Agreement, the terms listed below have the following meanings:

Cost of Goods Sold means the price paid for Inventory that is Sold, including all applicable freight, import fees and duties.

Distributor means the entities listed on Exhibit A attached hereto, each of whose primary business is the sale of aftermarket parts from its own inventory.  Additional entities located in markets where LKQ does not sell aftermarket parts may be added to Exhibit A from time to time with the consent of LKQ.

Earnout Period means the First Earnout Period and the Second Earnout Period.

First Earnout Period means the period beginning on January 1, 2006 and ending on December 31, 2006.

Gross Margin Dollars means Net Revenue minus Cost of Goods Sold..

Inventory means all of the Company’s aftermarket parts inventory as it exists from time to time from January 1, 2006 to December 31, 2007.

Net Revenue means the aggregate amount of revenue arising directly from Sales of Inventory by the Company, net of reductions for credits, refunds, returns, bad debts and uncollected accounts, including all amounts collected during either Earnout Period and within 90 days after the end of either Earnout Period with respect to Sales of Inventory that occur during such Earnout Period.  Any Inventory Sold after the end of the Earnout Period is not subject to any payments under this Agreement to the Shareholders.

Sale, Sell or Sold means the transfer, delivery, assignment and sale of Inventory during an Earnout Period to a Distributor for consideration that results in a Gross Margin Percentage for such Distributor at least equal to the “Historical Gross Margin Percentage” for such Distributor as set forth on Exhibit A.

Second Earnout Period means the period beginning on January 1, 2007 and ending on December 31, 2007.

Each capitalized term not defined herein shall have the meaning given it in the SPA.

2.  Contingent Payments

2.1                               Contingent Payments.  (a)  In the event the Company Sells Inventory to Distributors during the First Earnout Period that generates at least $4,650,000 of Gross Margin Dollars, LKQ shall pay the Shareholders $2,500,000.  In the event the Company Sells Inventory to Distributors during the First Earnout Period that generates more than $2,500,000 of Gross Margin Dollarsand less than $4,650,000 of Gross Margin Dollars, LKQ shall pay the Shareholders a fractional pro rata payment (using a $5,000,000 denominator).  For example, (i)  in the event the Company Sells Inventory to Distributors during the First Earnout Period that generates $3,750,000 of Gross Margin Dollars, LKQ shall pay the Shareholders $1,875,000; and (ii)  in the event the Company Sells Inventory to Distributors during the First Earnout Period that generates $2,500,000 of Gross Margin Dollars, LKQ shall pay the Shareholders $1,250,000.  In the event the Company Sells Inventory to Distributors during the First Earnout Period that generates less than $2,500,000 of Gross Margin Dollars, LKQ shall not make any payment to the Shareholders. The maximum amount payable to the Shareholders under this Agreement with respect to the First Earnout Period is $2,500,000.  In the event LKQ acquires a Distributor subsequent to the date of this Agreement and prior to December 31, 2006, the Company shall be deemed during the First Earnout Period to have generated Gross Margin Dollars equal to the amount of Gross Margin Dollarsactually generated by the Company from Sales to such Distributor during the twelve months immediately preceding the date of LKQ’s acquisition of such Distributor.  The Company will be allowed to Sell Inventory to each Distributor during the First Earnout Period unless LKQ delivers to Sabah Hawa a written notice objecting to the Sale of Inventory to a Distributor.  In the event LKQ delivers such written notice with respect to a Distributor prior to December 31, 2006, the Company shall be deemed during the First Earnout Period to have generated Gross Margin Dollars equal the amount of Gross Margin Dollars actually generated by the Company from Sales to such Distributor during the twelve months immediately preceding the date of such notice.  In the event LKQ or any of its subsidiaries (excluding the Company and all other companies acquired by LKQ simultaneous with its acquisition of the Company) (the “LKQ Entities”) Sells Inventory to a Distributor subsequent to the date of this Agreement and prior to December 31, 2006, the Company shall be deemed during the First Earnout Period to have generated Gross Margin Dollars equal to the amount by which the Gross Margin Dollars actually generated by the LKQ Entities from Sales to such Distributor during the First Earnout Period exceed the Gross Margin Dollars actually generated by the LKQ Entities to such Distributor during the twelve months ended December 31, 2005.  The Company will not be required to reduce the price at which it Sells any unit of Inventory to a Distributor during the First Earnout Period unless LKQ delivers to Sabah Hawa a written notice requiring such a price reduction.  In the event LKQ delivers such written notice with respect to a Distributor prior to December 31, 2006, the Company shall be deemed during the First Earnout Period to have generated Gross Margin Dollars equal to the amount of the required price reduction (on a per unit of Inventory basis) multiplied by the number of units of such Inventory actually sold by the Company subsequent to the date of such notice during the First Earnout Period.

(b)  In the event the Company Sells Inventory to Distributors during the Second Earnout Period that generates at least $4,650,000 of Gross Margin Dollars, LKQ shall pay the Shareholders $2,500,000.  In the event the Company Sells Inventory to Distributors during the Second Earnout Period that generates more than $2,500,000 of Gross Margin Dollarsand less than $4,650,000 of Gross Margin Dollars, LKQ shall pay the Shareholders a fractional pro rata payment (using a $5,000,000 denominator).  For example, (i)  in the event the Company Sells Inventory to Distributors during the Second Earnout Period that generates $3,750,000 of Gross Margin Dollars, LKQ shall pay the Shareholders $1,875,000; and (ii)  in the event the Company Sells Inventory to Distributors during the Second Earnout Period that generates $2,500,000 of Gross Margin Dollars, LKQ shall pay the Shareholders $1,250,000.  In the event the Company Sells Inventory to Distributors during the Second Earnout Period that generates less than $2,500,000 of Gross Margin Dollars, LKQ shall not make any payment to the Shareholders. The maximum amount payable to the Shareholders under this Agreement with respect to the Second Earnout Period is $2,500,000.  In the event LKQ acquires a Distributor subsequent to December 31, 2006 and prior to December 31, 2007, the Company shall be deemed during the Second Earnout Period to have generated Gross Margin Dollars equal to the amount of Gross Margin Dollars actually generated by the Company from Sales to such Distributor during the twelve months immediately preceding the date of LKQ’s acquisition of such Distributor. The Company will be allowed to Sell Inventory to each Distributor during the Second Earnout Period unless LKQ delivers to Sabah Hawa a written notice objecting to the Sale of Inventory to a Distributor.  In the event LKQ delivers such written notice with respect to a Distributor prior to December 31, 2007, the Company shall be deemed to have Sold to such Distributor during the Second Earnout Period an amount equal the amount of Inventory actually Sold by the Company to such Distributor during the twelve months immediately preceding the date of such notice.  In the event LKQ or the LKQ Entities Sell Inventory to a Distributor subsequent to December 31, 2006 and prior to December 31, 2007, the Company shall be deemed during the Second Earnout Period to have generated Gross Margin Dollars equal to the amount by which the Gross Margin Dollars actually generated by the LKQ Entities from Sales to such Distributor during the Second Earnout Period exceed the Gross Margin Dollars actually generated by the LKQ Entities from Sales to such Distributor during the twelve months ended December 31, 2005.  The Company will not be required to reduce the price at which it Sells any unit of Inventory to a Distributor during the Second Earnout Period unless LKQ delivers to Sabah Hawa a written notice requiring such a price reduction.  In the event LKQ delivers such written notice with respect to a Distributor prior to December 31, 2007, the Company shall be deemed during the Second Earnout Period to have generated Gross Margin Dollars equal to the amount of the required price reduction (on a per unit of Inventory basis) multiplied by the number of units of such Inventory actually sold by the Company subsequent to the date of such notice during the Second Earnout Period.

(c)  During the Earnout Period, the Company will endeavor to maintain the Historical Gross Margin Percentages set forth on Exhibit A to this Agreement, including without limitation in the event of increases in the Company’s Cost of Goods Sold.

2.2                               Accounting.  LKQ shall deliver to the Shareholders within 95 days after the end of each of December 31, 2006 and December 31, 2007, a written report of the amount of Inventory Sold by the Company to Distributors during the preceding year, along with a calculation of the amounts (if any) payable to the Shareholders hereunder.

2.3                               Payment.  LKQ shall pay to the Shareholders all amounts to which they are entitled within 95 days after the end of each of December 31, 2006 and December 31, 2007.  The Company and LKQ shall have no liability to the Shareholders with respect to any Inventory sold before the First Earnout Period and after the Second Earnout Period.

3.  Other Agreements

3.1                               Right of Inspection.  The Shareholders or their agents or representatives, at the sole cost and expense of the Shareholders, shall have the right to review and copy the books and records of the Company relating to the Sale of Inventory to Distributors during the Earnout Period upon reasonable notice during normal business hours for the purpose of verifying the amounts due to the Shareholders pursuant to this Agreement.  The Company and LKQ agree to cooperate reasonably with the Shareholders, their agents and representatives in connection with such review and verification.

3.2                               Notices.  Any notice, request, information or other document to be given hereunder shall be in writing.  Any notice, request, information or other document shall be deemed duly given four business days after it is sent by registered or certified mail, postage prepaid, to the intended recipient, addressed as follows:

If to the Shareholders:

If to the Company or LKQ:

LKQ Corporation
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602
Attention:  General Counsel
Fax:  (312) 621-1969

Any party may send any notice, request, information or other document to be given hereunder using any other means (including personal delivery, courier, messenger service, facsimile transmission, telex or ordinary mail), but no such notice, request, information or other document shall be deemed duly given unless and until it is actually received by the party for whom it is intended.  Any party may change the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice.

3.3                               Miscellaneous.

(a)                                  Controlling Law.  This Agreement shall be construed pursuant to the laws of the State of Illinois.

(b)                                 Binding Effect.  This Agreement shall be binding upon and shall inure to the benefit of the respective parties hereto, their legal representatives, successors and assigns.

(c)                                  Severability.  If any one or more of the provisions contained in this Agreement for any reason is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

LKQ CORPORATION

By:	/s/ Mark T. Spears	/s/ Elias Hawa
Name: Mark T. Spears		Elias Hawa
Title: SVP & CFO

/s/ Sabah Hawa
Sabah Hawa

/s/ Fouad Pouyafar
Fouad Pouyafar